INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Forum Funds:

We have examined management's assertion about Forum Funds (comprising Investors Growth Fund, Maine Municipal Bond Fund, New Hampshire Municipal Bond Fund, Investors Bond Fund, TaxSavers Bond Fund and Investors High Grade Bond Fund)
(the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 1, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of February 1, 2000, and with respect to agreement of security purchases and sales, for the period from April
1, 1999 (the date that Forum Trust, LLC became the custodian for the Funds) through February 1, 2000:

1. Confirmation of all securities held by Deutsche Bank and Bankers Trust Company in book entry form;

2. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities across all Funds since April 1, 1999
(the date that Forum Trust, LLC became the custodian for the Funds) through February 1, 2000 from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Forum
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of February 1, 2000 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the Funds and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


March 17, 2000





Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We as members of management of Forum Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of February 1, 2000, and from April 1, 1999 through February 1, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 1, 2000, and from April 1, 1999, through
February 1, 2000, with respect to securities reflected in the investment account of the Funds.

Forum Funds




Don L. Evans
Assistant Secretary